UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 23, 2020

Switchback Energy Acquisition Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-39004	84-1747686
(State or other jurisdiction	(Commission File Number)	(I.R.S. Employer
of incorporation)		Identification No.)

5949 Sherry Lane, Suite 1010 Dallas, TX	75225
(Address of principal executive offices)	(Zip Code)

(214) 368-0821
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-third of one warrant	SBE.U	The New York Stock Exchange
Class A common stock, par value $0.0001 per share	SBE	The New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	SBE WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company    ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement

Business Combination Agreement and Plan of Reorganization

On September 23, 2020, Switchback Energy Acquisition Corporation, a Delaware corporation (“Switchback”), Lightning Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Switchback (“Merger Sub”), and ChargePoint, Inc., a Delaware corporation (the “Company”), entered into a business combination agreement and plan of reorganization (the “Business Combination Agreement”), pursuant to which, among other things, Merger Sub will be merged with and into the Company (the “Merger,” together with the other transactions related thereto, the “Proposed Transactions”), with the Company surviving the Merger as a wholly owned subsidiary of Switchback (the “Surviving Corporation”).

Conversion of Securities

Immediately prior to the effective time of the Merger (the “Effective Time”) and subject to receipt of the requisite approval of stockholders of the Company, the Company will cause each share of the Company’s preferred stock, par value $0.0001 per share (“Company Preferred Stock”) that is issued and outstanding immediately prior to the Effective Time to be automatically converted into shares of the Company’s common stock (“Company Common Stock”) at the then-effective conversion rate (the “Conversion”) in accordance with the Company’s amended and restated certificate of incorporation dated July 29, 2020, as amended. Following the Conversion, there will be no outstanding shares of Company Preferred Stock.

At the Effective Time, by virtue of the Merger and without any action on the part of Switchback, Merger Sub, the Company or the holders of any of the Company’s securities:

(i)	each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (including shares of Company Common Stock resulting from the Conversion, but excluding any outstanding unvested restricted shares of Company Common Stock (such shares, the “Company Restricted Stock”)) will be canceled and converted into (1) the right to receive the number of shares of Class A Common Stock of Switchback, par value $0.0001 per share (the “Switchback Class A Common Stock”), equal to (x) the quotient (the “Exchange Ratio”) obtained by dividing $2,450,000,000 by $10.00, divided by (y) the total number of shares of Company Common Stock outstanding immediately prior to the Effective Time (other than any shares of Company Restricted Stock), expressed on a fully-diluted and as-converted to Company Common Stock basis, and including without duplication, (A) the number of shares of Company Common Stock issuable upon the Conversion, (B) the number of shares of Company Common Stock subject to incentive stock options or nonqualified stock options to purchase outstanding shares of Company Common Stock (“Company Options”) that are issuable upon the net exercise of such Company Options, which Company Options are issued and outstanding and vested in accordance with their respective terms as of immediately prior to the Effective Time and (C) the number of shares of Company Common Stock issuable pursuant to unexpired warrants to purchase Company Common Stock (“Company Warrants”) upon the net exercise of such Company Warrants, which Company Warrants are issued and outstanding as of immediately prior to the Effective Time, and (2) the contingent right to receive Earnout Shares (as defined below) as additional consideration;

(ii)	all shares of Company Common Stock and Company Preferred Stock held in the treasury of the Company will be canceled without any conversion thereof and no payment or distribution will be made with respect thereto;

(iii)	each share of common stock of Merger Sub, par value $0.0001 per share, issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for one share of common stock, par value $0.0001 per share, of the Surviving Corporation;

(iv)	each Company Warrant that is outstanding immediately prior to the Effective Time will be converted into (a) a warrant to purchase a number of shares of Switchback Class A Common Stock (each, an “Assumed Warrant”) equal to the product of (x) the number of shares of Company Common Stock subject to such Company Warrant and (y) the Exchange Ratio, at an exercise price per share equal to (1) the exercise price per share of such Company Warrant divided by (2) the Exchange Ratio and (b) the contingent right to receive Earnout Shares;

(v)	each Company Option that is outstanding immediately prior to the Effective Time will be converted into (a) an option to purchase a number of shares of Switchback Class A Common Stock (each, an “Exchanged Option”) equal to the product of (x) the number of shares of Company Common Stock subject to such Company Option and (y) the Exchange Ratio, at an exercise price per share equal to (1) the exercise price per share of such Company Option divided by (2) the Exchange Ratio (which option will remain subject to the same vesting terms as such Company Option) and (b) solely in the case of Company Options that are vested, the contingent right to receive Earnout Shares;

(vi)	each award of Company Restricted Stock that is outstanding immediately prior to the Effective Time will be converted into an award of a number of restricted shares of Switchback Class A Common Stock equal to the product of (a) the number of shares of Company Restricted Stock subject to such award and (b) the Exchange Ratio (which award will remain subject to the same vesting and repurchase terms as such Company Restricted Stock);

(vii)	pursuant to the terms of Switchback’s Amended and Restated Certificate of Incorporation, dated July 25, 2019, at the closing of the Merger (the “Closing”), each outstanding share of Class B Common Stock of the Corporation, par value $0.0001 per share (the “Founders Stock”), after giving effect to the forfeiture of Founders Stock contemplated by the Founders Stock Letter (as defined below), will be converted into one share of Switchback Class A Common Stock and will no longer be outstanding and will cease to exist; and

(viii)	no certificates or scrip or shares representing fractional shares of Switchback Class A Common Stock will be issued upon the exchange of Company Common Stock, any fractional shares will be rounded up or down to the nearest whole share of Switchback Class A Common Stock, with a fraction of 0.5 rounded up, and no cash settlements will be made with respect to fractional shares.

Earnout

During the five-year period following the Closing (the “Earnout Period”), Switchback will issue to eligible holders of securities of the Company up to 27,000,000 additional shares of Switchback Class A Common Stock in the aggregate (the “Earnout Shares”), in three equal tranches, upon the satisfaction of certain price targets set forth in the Business Combination Agreement, which price targets will be based upon the volume-weighted average closing sale price (“Closing VWAP”) of one share of Switchback Class A Common Stock quoted on the New York Stock Exchange (the “NYSE”) or the exchange on which the shares of Switchback Class A Common Stock are then traded, for any ten trading days within any twenty consecutive trading day period within the Earnout Period.

Representations, Warranties and Covenants

The Business Combination Agreement contains representations and warranties of (i) the Company and (ii) Switchback and Merger Sub that are customary for transactions of this nature. The representations and warranties of the Company, Switchback and Merger Sub will not survive the Closing.

The Business Combination Agreement contains certain covenants of the parties, including, among others, covenants requiring that (a) the parties will conduct their respective businesses in the ordinary course through the consummation of the Merger, (b) Switchback will use its reasonable best efforts to keep the Switchback Class A Common Stock and warrants listed for trading on the NYSE until the Closing and to cause the shares of Switchback Class A Common Stock to be issued in connection with the Proposed Transactions to be approved for listing on the NYSE at the Closing, (c) Switchback and the Company will (x) not solicit or negotiate with third parties regarding alternative transactions and will comply with certain related restrictions and (y) cease discussions regarding alternative transactions, (d) Switchback and the Company will jointly prepare (and Switchback will file with the Securities and Exchange Commission (the “SEC”)) a registration statement on Form S-4 (the “Registration Statement”) for the purpose of registering under the Securities Act of 1933, as amended (the “Securities Act”) the shares of Switchback Class A Common Stock to be issued to the Company’s stockholders in connection with the Merger (which Registration Statement will contain a joint proxy statement/consent solicitation statement/prospectus for the purpose of (i) soliciting proxies from Switchback’s stockholders to vote in favor of adoption and approval of the Required Switchback Proposals (as defined below) and certain other matters at the Switchback Stockholders’ Meeting (as defined below) and (ii) soliciting written consents from the Company’s stockholders in favor of the adoption and approval of the Business Combination Agreement and the transactions contemplated thereby) and (e) the parties will cooperate in obtaining necessary approvals from governmental agencies.

Closing

The Closing will occur as promptly as practicable, but in no event later than three business days following the satisfaction or waiver of all of the conditions to Closing.

Conditions to Closing

Mutual

The obligations of the Company, Switchback and Merger Sub to consummate the Proposed Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the Effective Time of the following conditions:

(i)	the written consent of the requisite stockholders of the Company (the “Written Consent Parties”) in favor of the approval and adoption of the Business Combination Agreement and the Merger and all other transactions contemplated by the Business Combination Agreement (the “Written Consent”) having been delivered to Switchback;

(ii)	the Merger and the Business Combination Agreement, the issuance of Switchback Class A Common Stock in connection with the Merger and the second amended and restated certificate of incorporation of Switchback (the “Required Switchback Proposals”) having each been approved and adopted by the requisite affirmative vote of the Switchback stockholders at a meeting of Switchback’s stockholders (the “Switchback Stockholders’ Meeting”) in accordance with the Delaware General Corporation Law, Switchback’s organizational documents and the rules and regulations of the NYSE;

(iii)	no governmental authority having enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the Proposed Transactions illegal or otherwise prohibiting the consummation of the Proposed Transactions;

(iv)	all required filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), having been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Proposed Transactions under the HSR Act having expired or been terminated;

(v)	the Registration Statement having been declared effective and no stop order suspending the effectiveness of the Registration Statement being in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement having been initiated or threatened by the SEC;

(vi)	the shares of Switchback Class A Common Stock to be issued pursuant to the Business Combination Agreement (including the Earnout Shares) and in connection with the PIPE having been listed on the NYSE, or another national securities exchange mutually agreed to by the parties, as of the Closing; and

(vii)	Switchback having at least $5,000,001 of net tangible assets immediately following the Closing (after giving effect to the redemption of public shares by Switchback’s public stockholders, the PIPE and the other transactions contemplated to occur upon the Closing).

Switchback and Merger Sub

The obligations of Switchback and Merger Sub to consummate the Proposed Transactions are subject to the satisfaction or waiver (where permissible) at or prior to the Effective Time of the following additional conditions:

(i)	the accuracy of the representations and warranties of the Company as determined in accordance with the Business Combination Agreement;

(ii)	the Company having performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be performed or complied with by it on or prior to the Effective Time;

(iii)	no Company material adverse effect having occurred between the date of the Business Combination Agreement and the Effective Time that is continuing;

(iv)	the sale and issuance by Switchback of Switchback Class A Common Stock in connection with the PIPE having been consummated prior to or in connection with the Effective Time; and

(v)	the Company having delivered to Switchback the consolidated financial statements of the Company as of January 31, 2019 and January 31, 2020, in each case, audited in accordance with the standards of the Public Company Accounting Oversight Board (the “Audited Financial Statements”).

The Company

The obligations of the Company to consummate the Proposed Transactions are subject to the satisfaction or waiver (where permissible) at or prior to Effective Time of the following additional conditions:

(i)	the accuracy of the representations and warranties of Switchback and Merger Sub as determined in accordance with the Business Combination Agreement;

(ii)	each of Switchback and Merger Sub having performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be performed or complied with by it on or prior to the Effective Time;

(iii)	no Switchback material adverse effect having occurred between the date of the Business Combination Agreement and the Effective Time that is continuing;

(iv)	Switchback having made all necessary and appropriate arrangements with the Trustee to have all of the Trust Funds disbursed to Switchback immediately prior to the Effective Time, and all such funds released from the Trust Account being available to Switchback in respect of all or a portion of the payment obligations set forth in the Agreement and the payment of Switchback’s fees and expenses incurred in connection with the Business Combination Agreement and the Proposed Transactions;

(v)	Switchback having at least $300,000,000 in available cash (including proceeds in connection with the PIPE and the funds in Switchback’s trust account) immediately prior to the Effective Time (after taking into account (x) payments required to satisfy redemptions of public shares by Switchback’s public stockholders and (y) payments of Switchback’s transaction costs); and

(vi)	each of the covenants of Sponsor (as defined below) required under the Founders Stock Letter to be performed as of or prior to the Closing having been performed in all material respects, and Sponsor having not threatened (i) that the Founders Stock Letter is not valid, binding and in full force and effect, (ii) that Switchback is in breach of or default under the Founders Stock Letter or (iii) to terminate the Founders Stock Letter.

Termination

The Business Combination Agreement may be terminated at any time prior to the consummation of the Merger by mutual written consent of the Company and Switchback and in certain other limited circumstances, including if the Merger has not been consummated by March 22, 2021 (as such date may be extended pursuant to the Business Combination Agreement, the “Outside Date”).

Either Switchback or the Company may also terminate the Business Combination Agreement if any of the Required Switchback Proposals fails to receive the requisite vote for approval at the Switchback Stockholders’ Meeting (provided that such termination right will not be available to Switchback if, at the time of such termination, Switchback is in breach of its covenants under the Business Combination Agreement). Additionally, Switchback may terminate the Business Combination Agreement if the Company does not deliver to Switchback (a) within twenty-four hours following the execution and delivery of the Business Combination Agreement, the Support Agreement (as defined below) from the Written Consent Parties, (b) within forty-eight hours of the Registration Statement becoming effective, the Written Consent from the Written Consent Parties or (c) within sixty business days of the execution and delivery of the Business Combination Agreement, the Audited Financial Statements.

Effect of Termination

If the Business Combination Agreement is terminated, the agreement will become void, and there will be no liability under the Business Combination Agreement on the part of any party thereto, except as set forth in the Business Combination Agreement or in the case of termination subsequent to fraud or a willful material breach of the Business Combination Agreement by a party thereto.

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the Business Combination Agreement and the Proposed Transactions does not purport to be complete and is qualified in its entirety by reference to the full text of the Business Combination Agreement filed with this Current Report on Form 8-K. The Business Combination Agreement is included to provide security holders with information regarding its terms. It is not intended to provide any other factual information about the Company, Switchback or Merger Sub. In particular, the assertions embodied in representations and warranties by the Company, Switchback and Merger Sub contained in the Business Combination Agreement are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement, including being qualified by confidential information in the disclosure schedules provided by the parties in connection with the execution of the Business Combination Agreement, and are subject to standards of materiality applicable to the contractive parties that may differ from those applicable to security holders. The confidential disclosures contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Business Combination Agreement. Moreover, certain representations and warranties in the Business Combination Agreement were used for the purpose of allocating risk between the parties, rather than establishing matters as facts. Accordingly, security holders should not rely on the representations and warranties in the Business Combination Agreement as characterizations of the actual state of facts about the Company, Switchback or Merger Sub. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in Switchback’s public disclosures.

Support Agreement

Within twenty-four hours of the execution of the Business Combination Agreement, the Company is required to deliver to Switchback a Stockholder Support Agreement (the “Support Agreement”), pursuant to which, among other things, the Written Consent Parties, whose ownership interests represent 74.7% of the outstanding Company Common Stock (voting on an as-converted basis) in the aggregate, will agree to support the approval and adoption of the transactions contemplated by the Business Combination Agreement, including agreeing to execute the Written Consent within forty-eight hours of the Registration Statement becoming effective. The Support Agreement will terminate upon the earlier to occur of: (i) the Effective Time, (ii) the date of the termination of the Business Combination Agreement in accordance with its terms and (iii) the effective date of a written agreement of Switchback and the Written Consent Parties terminating the Support Agreement.

Registration Rights Agreement

In connection with the Closing, that certain Registration Rights Agreement dated July 25, 2019 (the “IPO Registration Rights Agreement”) will be amended and restated and Switchback, certain persons and entities holding securities of Switchback prior to the Closing (the “Initial Holders”) and certain persons and entities receiving Switchback Class A Common Stock or instruments exercisable for Switchback Class A Common Stock in connection with the Merger (the “New Holders” and together with the Initial Holders, the “Reg Rights Holders”) will enter into that amended and restated IPO Registration Rights Agreement attached as an exhibit to the Business Combination Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, Switchback will agree that, within 15 business days after the Closing, Switchback will file with the SEC (at Switchback’s sole cost and expense) a registration statement registering the resale of certain securities held by or issuable to the Initial Holders and the New Holders (the “Resale Registration Statement”), and Switchback will use its commercially reasonable efforts to have the Resale Registration Statement become effective as soon as reasonably practicable after the filing thereof. In certain circumstances, the Reg Rights Holders can demand up to four underwritten offerings and will be entitled to customary piggyback registration rights.

Lock-Up Agreements

Concurrently with the Company entering into the Business Combination Agreement, certain stockholders of the Company, whose ownership interests represent 92.2% of the outstanding Company Common Stock (voting on an as-converted basis) in the aggregate, have agreed, subject to certain customary exceptions, not to effect any (a) direct or indirect sale, assignment, encumbrance, pledge, hypothecation, disposition, loan or other transfer, or entry into any agreement with respect to any sale, assignment, encumbrance, pledge, hypothecation, disposition, loan or other transfer, with respect to any shares of Switchback Class A Common Stock held by them immediately after the Effective Time, including any shares of Switchback Class A Common Stock issuable upon the exercise of options or warrants to purchase shares of Switchback Class A Common Stock held by them immediately following the Closing or (b) publicly announce any intention to effect any transaction specified in clause (a), in each case, for six months after the Closing.

The foregoing description of the Lock-Up Agreement is qualified in its entirety by reference to the full text of the form of Lock-Up Agreement, the form of which is included as Exhibit 10.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Founders Stock Letter

In connection with the execution of the Business Combination Agreement, NGP Switchback, LLC (“Sponsor”) and the other holders of Founders Stock (such holders, together with Sponsor, the “Founder Stockholders”), entered into a letter agreement (the “Founders Stock Letter”) with Switchback pursuant to which, among other things, the Founder Stockholders will, (i) subject to the satisfaction of the conditions to Closing set forth in the Business Combination Agreement, immediately prior to the Closing, surrender to Switchback, for no consideration and as a capital contribution to Switchback, 984,706 of Founders Stock held by them (on a pro rata basis), whereupon such shares of Founders Stock will be immediately canceled and (ii) upon and subject to the Closing, subject 900,000 shares of Founder Stock (including any Switchback Class A Common Stock issued in exchange therefor in the Merger) held by them (on a pro rata basis) to potential forfeiture if the Closing VWAP of one share of Switchback Class A Common Stock quoted on the NYSE does not satisfy the price target set forth in the Founders Stock Letter for any ten trading days within any twenty consecutive trading day period within the Earnout Period. The Founders Stock Letter also provides that the Sponsor will bear any transaction costs in excess of $20,000,000 that are allocable to Switchback in accordance with the Business Combination Agreement, excluding any costs associated with the PIPE.

The foregoing description of the Founders Stock Letter is qualified in its entirety by reference to the full text of the form of the Founders Stock Letter, a copy of which is included as Exhibit 10.2 to this Current Report on Form 8-K, and incorporated herein by reference.

Subscription Agreements

In connection with the execution of the Business Combination Agreement, on September 23, 2020, Switchback entered into separate subscription agreements (collectively, the “Subscription Agreements”) with a number of investors (collectively, the “Subscribers”), pursuant to which the Subscribers agreed to purchase, and Switchback agreed to sell to the Subscribers, an aggregate of 22,500,000 shares of Switchback Class A Common Stock (the “PIPE Shares”), for a purchase price of $10.00 per share and an aggregate purchase price of $225,000,000, in a private placement (the “PIPE”).

The closing of the sale of the PIPE Shares pursuant to the Subscription Agreements will take place substantially concurrently with the Closing and is contingent upon, among other customary closing conditions, the subsequent consummation of the Proposed Transactions. The purpose of the PIPE is to raise additional capital for use by the combined company following the Closing.

Pursuant to the Subscription Agreements, Switchback agreed that, within 15 business days after the consummation of the Proposed Transactions, Switchback will file with the SEC (at Switchback’s sole cost and expense) a registration statement registering the resale of the PIPE Shares (the “PIPE Resale Registration Statement”), and Switchback will use its reasonable best efforts to have the PIPE Resale Registration Statement declared effective as soon as practicable after the filing thereof.

The foregoing description of the Subscription Agreements is qualified in its entirety by reference to the full text of the form of the Subscription Agreement, the form of which is included as Exhibit 10.3 to this Current Report on Form 8-K, and incorporated herein by reference.

Item 3.02.	Unregistered Sales of Equity Securities.

The disclosure set forth above under the heading “Subscription Agreements” in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The securities of Switchback that may be issued in connection with the Subscription Agreements will not be registered under the Securities Act in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act.

Item 7.01.	Regulation FD Disclosure.

On September 24, 2020, Switchback and the Company issued a joint press release announcing the execution of the Business Combination Agreement and announcing that Switchback and the Company will hold a conference call on September 24, 2020 at 8:30 am Eastern Time (the “Conference Call”). A copy of the press release, which includes information regarding participation in the Conference Call, is attached hereto as Exhibit 99.1 and incorporated herein by reference. A transcript of the Conference Call is attached hereto as Exhibit 99.2 and incorporated herein by reference. Such exhibits and the information set forth therein will not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Attached as Exhibit 99.3 to this Current Report on Form 8-K and incorporated herein by reference is an investor presentation relating to the Proposed Transactions. Such exhibit and the information set forth therein will not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Important Information for Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with the Proposed Transactions, Switchback will file the Registration Statement with the SEC, which will include a proxy statement/prospectus of Switchback. Switchback also plans to file other documents with the SEC regarding the Proposed Transactions. After the Registration Statement has been cleared by the SEC, a definitive proxy statement/prospectus will be mailed to the shareholders of Switchback. SHAREHOLDERS OF SWITCHBACK AND THE COMPANY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTIONS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Switchback and the Company once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

Switchback and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Switchback in connection with the Proposed Transactions. The Company and its officers and directors may also be deemed participants in such solicitation. Information about the directors and executive officers of Switchback is set forth in Switchback’s Annual Report on Form 10-K which was filed with the SEC on March 30, 2020. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. All statements other than statements of historical facts contained herein are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share. These statements are based on various assumptions, whether or not identified herein, and on the current expectations of the Company and Switchback’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of, fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of the Company and Switchback. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; risks relating to the uncertainty of the projected financial information with respect to the Company; the inability of the parties to successfully or timely consummate the Proposed Transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Transactions or that the approval of the stockholders of Switchback or the Company is not obtained; the failure to realize the anticipated benefits of the Proposed Transactions; risks related to the rollout of the Company’s business and the timing of expected business milestones; the Company’s dependence on widespread acceptance and adoption of electric vehicles and increased installation of charging stations; the Company’s ability to maintain effective internal controls over financial reporting, including the remediation of identified material weaknesses in internal control over financial reporting relating to segregation of duties with respect to, and access controls to, its financial record keeping system, and the Company’s accounting staffing levels; the Company’s current dependence on sales of charging stations for most of its revenues; overall demand for electric vehicle charging and the potential for reduced demand if governmental rebates, tax credits and other financial incentives are reduced, modified or eliminated or governmental mandates to increase the use of electric vehicles or decrease the use of vehicles powered by fossil fuels, either directly or indirectly through mandated limits on carbon emissions, are reduced, modified or eliminated; potential adverse effects on the Company’s revenue and gross margins if customers increasingly claim clean energy credits and, as a result, they are no longer available to be claimed by the Company; the effects of competition on the Company’s future business; risks related to the Company’s dependence on its intellectual property and the risk that the Company’s technology could have undetected defects or errors; the amount of redemption requests made by Switchback’s public stockholders; the ability of Switchback or the combined company to issue equity or equity-linked securities or obtain debt financing in connection with the Proposed Transactions or in the future and those factors discussed in Switchback’s final prospectus dated July 25, 2019, Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and any subsequently filed Quarterly Report on Form 10-Q, in each case, under the heading “Risk Factors,” and other documents of Switchback filed, or to be filed, with the SEC. If any of these risks materialize or Switchback’s or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Switchback nor the Company presently know or that Switchback and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Switchback’s and the Company’s expectations, plans or forecasts of future events and views as of the date hereof. Switchback and the Company anticipate that subsequent events and developments will cause Switchback’s and the Company’s assessments to change. However, while Switchback and the Company may elect to update these forward-looking statements at some point in the future, Switchback and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Switchback’s and the Company’s assessments as of any date subsequent to the date hereof. Accordingly, undue reliance should not be placed upon the forward-looking statements. Additional information concerning these and other factors that may impact Switchback’s expectations and projections can be found in Switchback’s periodic filings with the SEC, including Switchback’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019. Switchback’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Exhibit
2.1*	Business Combination Agreement and Plan of Reorganization, dated as of September 23, 2020, by and among Switchback, Merger Sub and the Company.
10.1	Form of Lock-Up Agreement.
10.2	Founders Stock Letter, dated September 23, 2020 by and between Switchback and the Founder Stockholders.
10.3	Form of Subscription Agreement.
99.1	Press Release, dated September 24, 2020.
99.2	Conference Call Transcript.
99.3	Investor Presentation.

*	All schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SWITCHBACK Energy Acquisition CORPORATION

Date: September 24, 2020	By:	/s/ Jim Mutrie
	Name:	Jim Mutrie
	Title:	Chief Commercial Officer, General Counsel and Secretary